                     SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549


                                   FORM 11-K
                                ANNUAL REPORT

                       PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                    For fiscal year ended December 31, 1993


                         Commission File Number I-8889



                 MORRISON KNUDSEN CORPORATION SAVINGS PLAN
               ----------------------------------------------
                             (Full Title of Plan)



                         MORRISON KNUDSEN CORPORATION
               ----------------------------------------------
               (Name and Address of Issuer of the Securities)


                            MORRISON KNUDSEN PLAZA
                            BOISE, IDAHO 83729
               ----------------------------------------------
                    (Address of Principal Executive Office)





                                 SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    Morrison Knudsen Corporation Savings Plan


                                    /s/  Stephen G. Hanks
Date:   June 29, 1994               _____________________________________
                                    Stephen G. Hanks
                                    Plan Committee Member

                         MORRISON KNUDSEN CORPORATION

                                 SAVINGS PLAN




                             ____________________





                             FINANCIAL STATEMENTS

                       AND INDEPENDENT AUDITORS' REPORT

                          December 31, 1993 and 1992

                         MORRISON KNUDSEN CORPORATION

                                 SAVINGS PLAN

                              TABLE OF CONTENTS

                                                                     PAGE
                                                                     ----

Independent Auditors' Report                                           2

Financial Statements:

  Statements of Net Assets Available for
     Benefits as of December 31, 1993 and 1992                         3

  Statements of Changes in Net Assets Available
     for Benefits for the Years Ended
     December 31, 1993 and 1992                                        4

Notes to Financial Statements                                       5-13

Supplemental Schedules:

  Item 27(a) - Schedule of Assets Held for Investment Purposes
     as of December 31, 1993                                          14

  Item 27(d) - Schedule of Reportable Transactions
     for the Year Ended December 31, 1993                             15

INDEPENDENT AUDITORS' REPORT


Administrative Committee
Morrison Knudsen Corporation Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Morrison Knudsen Corporation Savings Plan (the Plan) as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1993 and 1992, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1993 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




DELOITTE & TOUCHE
June 17, 1994

                         MORRISON KNUDSEN CORPORATION

                                 SAVINGS PLAN

                      STATEMENTS OF NET ASSETS AVAILABLE
                                 FOR BENEFITS

                          December 31, 1993 and 1992

                                _______________



ASSETS                                              1993               1992
                                                    ----               ----

Cash                                          $       12,856     $         142

Investments at fair value (Notes 3 and 9):
   Mutual funds                                   93,342,876        74,924,360
   Common stock                                   23,811,256        13,906,034
   Participant notes receivable                    2,741,306                 -
                                               -------------      ------------
      Total investments                          119,895,438        88,830,394
                                               -------------      ------------
Receivables:
   Participants' contributions                         8,445            56,620
   Employer's contributions                            2,065            l3,609
                                               -------------      ------------
      Total receivables                               10,510            70,229
                                               -------------      ------------

NET ASSETS AVAILABLE FOR BENEFITS              $ 119,918,804      $ 88,900,765
                                               -------------      ------------
                                               -------------      ------------



The accompanying notes are an integral part of these financial statements.

                         MORRISON KNUDSEN CORPORATION

                                 SAVINGS PLAN

                      STATEMENTS OF CHANGES IN NET ASSETS
                            AVAILABLE FOR BENEFITS

                    Years Ended December 31, 1993 and 1992

                                _______________


                                                     1993              1992
                                                     ----              ----

Participants' contributions                      $21,756,386       $18,614,560
Employer's contributions                           5,205,873         4,507,737
Investment income - net                            6,403,872         4,782,070
Net appreciation (depreciation)
  in fair value of investments                     7,676,752          (651,263)

Participants' withdrawals                        (10,024,844)       (8,209,586)
                                                  ----------        ----------
Increase in net assets                            31,018,039        19,043,518

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year                                 88,900,765        69,857,247
                                                ------------       -----------
End of year                                     $119,918,804       $88,900,765
                                                ------------       -----------
                                                ------------       -----------




The accompanying notes are an integral part of these financial statements.

                              MORRISON KNUDSEN CORPORATION

                                      SAVINGS PLAN

                              NOTES TO FINANCIAL STATEMENTS
                                     _______________


1. DESCRIPTION OF THE PLAN

    The Morrison Knudsen Corporation (the Company) Savings Plan (the Plan) is a defined contribution plan covering all salaried employees of the Company and its subsidiaries who (1) have attained the age of 21, (2) are citizens of the United States of America, and (3) are not covered by a collective bargaining agreement. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

    The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

    CONTRIBUTIONS: Participants can elect to contribute from 1 to 15 percent of annual eligible pre-tax compensation to the Plan. The maximum allowable annual contribution by a participant was $8,994 and $8,728 in 1993 and 1992, respectively. Such contributions are tax deferred under sections 401(a) and 401(k) of the Internal Revenue code. Prior to January 1, 1989 participants were also permitted to make after-tax, voluntary contributions to the Plan. Compensation, as defined by the Plan, includes salaries, commissions, bonuses, and overtime pay. Compensation does not include amounts deferred into the Morrison Knudson Deferred Compensation Plan.

    The Company matches, on a dollar for dollar basis, the employees contribution to the Plan up to 2% of their annual eligible compensation. Additionally, the Company may make elective contributions to the Plan in such amounts as it determines. Elective Company contributions and participants' non-vested forfeitures are allocated to accounts established on behalf of participants in the proportion each participant's compensation bears to the total compensation of all participants. As of December 31, 1993, the Company has not made any elective contributions to the Plan.

    VESTING: Participants vest 100% in their salary deferral and voluntary contribution accounts. Participants vest in the Company contributions over a five year period at 20 percent per year, or upon retirement, death or disability.

    PAYMENT OF BENEFITS: Upon a participant's retirement, death, or separation from service, a distribution of benefits shall be made in the form of a lump sum cash payment unless an election is made to retain the account balance in the Plan. Upon a participant's retirement or separation from service, a participant, with an account balance of up to $3,500, may choose to retain their account balance in the Plan for up to one year. If a participant's account balance is $3,500 or more, the participant may retain the account balance in the Plan until age 65.

2. SUMMARY OF ACCOUNTING POLICIES

    The financial statements of the Plan are presented on the accrual basis of accounting.

    Investments are stated at fair value as determined by quoted market prices.

    Dividend income is recorded on the ex-dividend date. Interest is recorded as earned on the accrual basis.

    Purchases and sales of investments are recorded on the trade date.

3. INVESTMENT OF FUNDS AND FUND PERFORMANCE

    Participants' accounts are held in a trust and invested at the participants' direction in investment funds selected by the Plan's Administrative Committee (the Committee). The Committee also determines the manner in which participants may direct the investment of their accounts. Each participant must allocate Plan contributions among one or more of these investment funds in 1% increments.

    Except as otherwise indicated, T. Rowe Price is the investment manager for each of the investment funds. Earnings (net of administrative expenses) for each fund are allocated to a participant's account in that fund in the proportion that the value of such account has to the value of all accounts in that investment fund.

    The Committee has selected the following investment funds:

    1. THE UNRESTRICTED STOCK FUND. The Unrestricted Stock Fund invests in common stock of the Company. This fund is not a diversified fund as its performance will depend entirely on the performance of the common stock of the Company, which may increase or decrease. Dividends received with respect to the shares held in the Unrestricted Stock Fund will be reinvested in the fund.

    The following table sets forth the market price per share of Common Stock of the Company, adjusted to give effect to the two-for-one stock split in May, 1992.



YEAR    RANGE DURING YEAR      AT DECEMBER 31           ANNUAL DIVIDENDS
1984       $13.38-17.13             $17.00                     $.70
1985        16.50-23.94              23.63                      .74
1986        19.63-26.13              21.38                      .74
1987        14.75-27.81              16.63                      .74
1988        15.75-22.00              19.69                      .74
1989        18.38-24.25              23.31                      .74
1990        15.19-30.25              21.44                      .74
1991        18.88-30.37              24.81                      .74
1992        17.87-28.63              21.63                      .80
1993        19.38-27.13              25.13                      .80


Fund assets were $3,392,496 and $2,563,240 at December 31, 1993 and 1992.

2.  RESTRICTED STOCK FUND. The Savings Plan also provides for a Restricted
Stock Fund which is invested in common stock of the Company. Each participant in the Company's Employee Stock Ownership Plan ("ESOP") has shares of common stock of the Company allocated to their ESOP accounts based on the participant's salary deferral in the Plan's Restricted Stock Fund. Under these circumstances, the greater the investment in the Restricted Stock Fund, generally the greater the allocation in the ESOP. However, the Restricted Stock Fund is not a diversified fund as its performance will depend entirely on the performance of the common stock of the Company, which may increase or decrease. Dividends received with respect to shares held in the Restricted Stock Fund will be reinvested in the fund. Furthermore, amounts invested in the Restricted Stock Fund may not be withdrawn, except in the case of financial hardship or until a participant separates from service with the Company. The market price per share of common stock of the Company is set forth above in the discussion of the Unrestricted Stock Fund. Fund assets were $20,418,760 and $11,342,794 at December 31, 1993 and 1992.

3. THE STABLE VALUE FUND. The Stable Value Fund invests primarily in a portfolio of GICs, BICs and SICs, issued by U.S. and Canadian insurance companies, banks and other issuers deemed to be creditworthy by the T. Rowe Price Trust Company, the manager of the fund. Fund assets were $31,734,434 and $33,655,227 at December 31, 1993 and 1992.

4. INTERNATIONAL STOCK FUND. The International Stock Fund invests in common stocks of non-United States companies. The portfolio is both geographically and industrially diversified around the world. However, like any international undertaking, the International Stock Fund can be subject to risks and market cycles that cannot be controlled by the economic policies of the United States. In addition, investment returns do not necessarily parallel those realized through domestic investments. Fund assets were $5,178,697 and $3,045,607 at December 31, 1993 and 1992.

5. NEW ASIA FUND. The New Asia Fund invests in companies in the newly emerging countries of Asia and the Pacific Basin. Its goal is to take advantage of the expected new growth opportunities in these countries which are in an earlier, more dynamic stage of development than more mature economies such as Japan. It is the most aggressive international fund offered. Fund assets were $2,574,435 and $455,963 at December 31, 1993 and 1992.

6. GROWTH STOCK FUND. The Growth Stock Fund invests primarily in common stocks of growth companies chosen by T. Rowe Price. The Growth Stock Fund invests almost exclusively in common stocks and tends to have a price per share that is somewhat less stable than that of the Equity Income Fund. Fund assets were $14,107,936 and $11,954,048 at December 31, 1993 and 1992.

7. NEW ERA FUND. The New Era Fund focuses on companies which own or develop natural resources like gold, oil, chemicals, forest products and other basic commodities. It is designed to provide an inflation hedge with the potential for high capital growth. Fund assets were $172,196 and $84,686 at December 31, 1993 and 1992.

8. NEW HORIZONS FUND. The New Horizons Fund invests primarily in the common stock of emerging growth companies. Investing in emerging growth companies can be quite risky, and the New Horizons Fund can experience a high level of price volatility. Fund assets were $5,023,236 and $3,178,823 at December 31, 1993 and 1992.

9. NEW INCOME FUND. The New Income Fund invests in investment-grade debt securities. Focus is on longer-term U.S. Government issues, finance industry bonds and other securities. The average maturity of the portfolio is adjusted based on interest rate forecasts. Fund assets were $316,701 and $163,655 at December 31, 1993 and 1992.

10. PRIME RESERVE FUND. The Prime Reserve Fund invests in a diversified portfolio of domestic and foreign U.S. dollar-denominated money market securities rated within the two highest credit categories assigned by established rating agencies or, if not rated, of equivalent investment quality as determined by T. Rowe Price. At least 65% of the Prime Reserve Fund total assets is maintained in prime money market instruments with the highest credit category assigned by an established rating agency. No further deposits were allowed to be made to the Prime Reserve Fund after December 31, 1989. Fund assets were $2,907,801 and $3,283,277 at December 31, 1993 and 1992.

11. SMALL-CAP VALUE FUND. The Small-Cap Value Fund targets small-capitalization company stocks, which provide higher returns than large-capitalization companies, but with greater risk. The Fund seeks to reduce this risk through in-depth research to target small-cap companies whose values are not reflected in their stock prices. Fund assets were $1,423,535 and $435,492 at December 31, 1993 and 1992.

12. EQUITY INDEX FUND. The Equity Index Fund invests in common stocks that compose the Standard & Poor's 500 Stock Index. It seeks capital appreciation and performance in line with the overall U.S. stock market. Fund assets were $586,649 and $305,597 at December 31, 1993 and 1992.

13. GLOBAL GOVERNMENT BOND FUND. The Global Government Bond Fund diversifies its assets across a wide range of high-quality foreign and U.S. Government bonds. This is the most conservative international fund offered and is designed to take a prudent approach to delivering the highest yields available from government bonds worldwide. Fund assets were $75,900 and $43,174 at December 31, 1993 and 1992.

14. U.S. TREASURY MONEY FUND. The U.S. Treasury Money Fund invests exclusively in securities guaranteed by the full faith and credit of the U.S. Government. The Fund generates income and provides capital protection. Fund assets were $1,373,802 and $578,114 at December 31, 1993 and 1992.

15. GROWTH AND INCOME FUND. The Growth and Income Fund searches out opportunities in undervalued, out-of-favor stocks in order to provide both capital growth and current income. It is expected to be less volatile than stocks in general. Fund assets were $1,673,131 and $529,545 at December 31, 1993 and 1992.

16. SHORT-TERM BOND FUND. The Short-Term Bond Fund invests in short- and intermediate-term securities, focusing on high-quality Treasuries, CDs and finance industry bonds. It is designed to yield higher-than-money market income and offers more stability than longer term bond funds. Fund assets were $262,586 and $170,083 at December 31, 1993 and 1992.

17. HIGH YIELD FUND. The High Yield Fund invests aggressively in a wide range of medium-to-lower quality, longer term bonds. It is designed for investors seeking the highest yielding opportunities in the bond market and is the highest yielding corporate fund offered. It is expected to be the most volatile. Fund assets were $608,080 and $206,060 at December 31, 1993 and 1992.

18. NEW AMERICA GROWTH FUND. The New America Growth Fund invests in companies in the financial services, health care, travel and leisure, food service, airline, media, and computer software industries, as well as other companies in the service sector. Fund assets were $2,101,296 and $877,848 at December 31, 1993 and 1992.

19. SCIENCE & TECHNOLOGY FUND. The Science and Technology Fund invests in a wide range of industries, including computers, genetic engineering, communications, health care and waste management. Fund assets were $4,267,732 and $1,225,200 at December 31, 1993 and 1992.

20. U.S. TREASURY INTERMEDIATE FUND. The U.S. Treasury Intermediate Fund invests in Government securities featuring higher-than-money market income, more stability than long-term bonds and maximum credit safety. Fund assets were $555,736 and $346,703 at December 31, 1993 and 1992.

21. U.S. TREASURY LONG-TERM FUND. The U.S. Treasury Long-Term Fund invests primarily in long-term Treasury bonds to provide high income and maximum credit safety. It is expected to earn the highest yields and have the greatest price swings of any of the offered Treasury Funds. Fund assets were $407,752 and $193,447 at December 31, 1993 and 1992.

22. GNMA FUND. The GNMA Fund invests in mortgage-backed securities that are 100 percent guaranteed for timely payment of principal and interest by the U.S. Treasury. The Fund's share price and yield are not guaranteed. This Fund seeks the highest current income that is consistent with preserving the investor's capital and providing maximum credit protection. Fund assets were $538,291 and $432,137 at December 31, 1993 and 1992.

23. EQUITY INCOME FUND. The Equity Income Fund invests primarily in dividend-paying common stocks of companies chosen by T. Rowe Price. This fund also has the flexibility to invest in corporate, government and municipal bonds, preferred stock warrants and options. Fund assets were $14,469,607 and $12,373,034 at December 31, 1993 and 1992.

24. CAPITAL APPRECIATION FUND. The Capital Appreciation Fund invests in undervalued and out-of-favor stocks and balances its aggressive approach with prudent risk management. The Fund has the flexibility to move into short-term money market investments during times of market uncertainty. The Fund's primary goal is capital growth. Fund assets were $820,186 and $348,109 at December 31, 1993 and 1992.

25. INTERNATIONAL BOND FUND. The International Bond Fund invests primarily in high-quality government and corporate bonds issued in foreign currencies. It is designed to provide high current income, capital growth potential and the benefits of diversifying investments worldwide. Fund assets were $405,213 and $304,047 at December 31, 1993 and 1992.

26. EUROPEAN STOCK FUND. The European Stock Fund invests primarily in European companies in markets and sectors which have strong growth potential. The Fund's goal is long-term capital appreciation. Fund assets were $488,766 and $224,550 at December 31, 1993 and 1992.

27. SPECTRUM INCOME FUND. The Spectrum Income Fund is invested in a variety of income instruments, including Treasuries, GNMAs, high-quality bonds, high-yield bonds, foreign issues and dividend-producing stocks. It offers broad diversification in meeting long-term goals. Fund assets were $507,028 and $213,980 at December 31, 1993 and 1992.

28. SPECTRUM GROWTH FUND. The Spectrum Growth Fund invests in domestic and international stocks with growth and income potential, and money market securities to add stability. It primarily seeks capital growth and, secondarily, income by diversifying investment. Fund assets were $762,150 and $295,954 at December 31, 1993 and 1992.

Investments that represent 5 percent or more of the Plan's net assets are separately identified below:


                                   DECEMBER 31, 1993            DECEMBER 31, 1992
                                   -----------------          -------------------
                                 Number of      Fair            Number of      Fair
                                  Shares        Value           Shares         Value
                                ----------     -----------     ----------   -------
Investments at Fair Value
   Stable Value Fund            31,734,434    $31,734,434      33,655,227    $33,655,227
   Equity Income Fund              869,045     14,469,607         791,621     12,373,034
   Growth Stock Fund               690,888     14,107,936         640,624     11,954,048
   Morrison Knudsen Corporation
     Restricted Stock Fund         812,687     20,418,760         404,870     11,342,794


During 1993 and 1992, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value by $7,676,752 and $(651,263), respectively, as follows:



                                          1993         1992
                                          ----         ----

   Mutual Funds                       $4,867,770    $  592,270
   Common Stock                        2,808,982    (1,243,533)
                                      ----------    -----------
                                      $7,676,752    $ (651,263)
                                      ----------    -----------
                                      ----------    -----------


Following is a statement of changes in net assets available for benefits by fund at December 31, 1993 and 1992.


                                                                     YEAR ENDED DECEMBER 31, 1993

                                                                     Non-Participant Directed Funds
                                       Participant   -----------------------------------------------------------------
                                         Directed          Stable       International        New           Growth
                                           Funds            Value           Stock           Asia            Stock
ADDITIONS TO (DEDUCTIONS FROM)
 NET ASSETS ATTRIBUTED TO:

Participants' Contributions               $8,370,864       $3,092,811        $693,114        $355,191      $1,382,003

Employer's Contributions                     286,107        1,164,412         256,887         115,939         506,060


Investment income-  net                      593,517        1,956,058         125,164          50,228         750,943

Net appreciation (depreciation)
in fair value of investments               2,808,982              -         1,211,624         739,804       1,152,699

Participants' withdrawals                 (1,924,972)      (4,532,535)       (205,339)        (96,816)       (779,935)

Interfund transfers                        2,512,030       (3,601,539)         51,640         954,126        (857,882)
                                      ---------------  --------------- --------------- --------------- ---------------

Increase (decrease) in net assets         12,646,528       (1,920,793)      2,133,090       2,118,472       2,153,888

NET ASSETS AVAILABLE
  FOR BENEFITS:

Beginning of year                         13,906,034       33,655,227       3,045,607         455,963      11,954,048
                                      ---------------  --------------- --------------- --------------- ---------------

End of year                              $26,552,562      $31,734,434      $5,178,697      $2,574,435     $14,107,936
                                      ---------------  --------------- --------------- --------------- ---------------
                                      ---------------  --------------- --------------- --------------- ---------------


                                      ---------------------------------------------------------------------------------
                                             New             New             New            Prime         Small-Cap
                                             Era          Horizons         Income          Reserve          Value
ADDITIONS TO (DEDUCTIONS FROM)
 NET ASSETS ATTRIBUTED TO:

Participants' Contributions                   $56,206        $767,244        $155,852        $244,987        $370,808

Employer's Contributions                       24,057         299,339          30,606         110,578         114,783

Investment income-  net                        11,786         711,225          17,501          77,272          43,473

Net appreciation (depreciation)
in fair value of investments                    6,902         143,132           4,199              (2)        154,986

Participants' withdrawals                     (11,430)       (228,434)        (31,938)       (343,783)        (49,926)

Interfund transfers                               (11)        151,907         (23,174)       (464,528)        353,919
                                       --------------- --------------- --------------- --------------- ---------------

Increase (decrease) in net assets              87,510       1,844,413         153,046        (375,476)        988,043

NET ASSETS AVAILABLE
  FOR BENEFITS:

Beginning of year                              84,686       3,178,823         163,655       3,283,277         435,492
                                       --------------- --------------- --------------- --------------- ---------------

End of year                                  $172,196      $5,023,236        $316,701      $2,907,801      $1,423,535
                                       --------------- --------------- --------------- --------------- ---------------
                                       --------------- --------------- --------------- --------------- ---------------


                                      -------------------------------------------------------------------------------
                                          Equity          Global           U.S.          Growth &           S/T
                                           Index        Govt. Bond       Treasury         Income           Bond
ADDITIONS TO (DEDUCTIONS FROM)
 NET ASSETS ATTRIBUTED TO:

Participants' Contributions                 $241,897         $43,824        $565,635        $576,184        $102,651

Employer's Contributions                      83,615           9,937         282,807         171,698          41,091

Investment income-  net                       12,977           5,230          25,918          91,003          13,582

Net appreciation (depreciation)
in fair value of investments                  27,593             211             -            42,168            (194)

Participants' withdrawals                    (28,389)         (7,118)       (105,139)        (57,533)         (7,948)

Interfund transfers                          (56,641)        (19,358)         26,467         320,066         (56,679)
                                      --------------- --------------- --------------- --------------- ---------------

Increase (decrease) in net assets            281,052          32,726         795,688       1,143,586          92,503

NET ASSETS AVAILABLE
  FOR BENEFITS:

Beginning of year                            305,597          43,174         578,114         529,545         170,083
                                      --------------- --------------- --------------- --------------- ---------------

End of year                                 $586,649         $75,900      $1,373,802      $1,673,131        $262,586
                                      --------------- --------------- --------------- --------------- ---------------
                                      --------------- --------------- --------------- --------------- ---------------



                                        -------------------------------------------------------------------------------
                                             High             New          Science &      US Treasury     US Treasury
                                             Yield          America       Technology     Intermediate      Long-Term
ADDITIONS TO (DEDUCTIONS FROM)
 NET ASSETS ATTRIBUTED TO:

Participants' Contributions                   $215,957        $524,656        $950,992        $201,186        $149,701

Employer's Contributions                        75,075         191,330         360,648          80,536          70,842

Investment income-  net                         40,122          83,700         491,291          28,693          29,658

Net appreciation (depreciation)
in fair value of investments                    37,832         183,315         134,243           6,281           2,866

Participants' withdrawals                      (43,925)        (79,231)       (151,273)        (99,901)        (22,073)

Interfund transfers                             76,959         319,678       1,256,631          (7,762)        (16,689)
                                        --------------- --------------- --------------- --------------- ---------------
Increase (decrease) in net assets              402,020       1,223,448       3,042,532         209,033         214,305

NET ASSETS AVAILABLE
  FOR BENEFITS:

Beginning of year                              206,060         877,848       1,225,200         346,703         193,447
                                        --------------- --------------- --------------- --------------- ---------------

End of year                                   $608,080      $2,101,296      $4,267,732        $555,736        $407,752
                                        --------------- --------------- --------------- --------------- ---------------
                                        --------------- --------------- --------------- --------------- ---------------


                                        ---------------------------------------------------------------------------------
                                             Ginnie          Equity          Capital      International     European
                                               Mae           Income       Appreciation        Bond            Stock
ADDITIONS TO (DEDUCTIONS FROM)
 NET ASSETS ATTRIBUTED TO:

Participants' Contributions                    $153,679      $1,622,292        $256,492        $141,641        $124,827

Employer's Contributions                         65,040         579,062          78,393          50,340          42,642

Investment income-  net                          35,729       1,048,616          32,313          39,139           2,807

Net appreciation (depreciation)
in fair value of investments                     (5,857)        832,533          49,822          16,449          78,689

Participants' withdrawals                       (78,116)       (922,735)        (56,364)        (33,923)        (16,300)

Interfund transfers                             (64,321)     (1,063,195)        111,421        (112,480)         31,551
                                         --------------- --------------- --------------- --------------- ---------------
Increase (decrease) in net assets               106,154       2,096,573         472,077         101,166         264,216

NET ASSETS AVAILABLE
  FOR BENEFITS:

Beginning of year                               432,137      12,373,034         348,109         304,047         224,550
                                         --------------- --------------- --------------- --------------- ---------------

End of year                                    $538,291     $14,469,607        $820,186        $405,213        $488,766
                                         --------------- --------------- --------------- --------------- ---------------
                                         --------------- --------------- --------------- --------------- ---------------


                                        ---------------------------------------------------------------
                                           Spectrum        Spectrum
                                            Income          Growth           Other           Total
ADDITIONS TO (DEDUCTIONS FROM)
 NET ASSETS ATTRIBUTED TO:

Participants' Contributions                   $220,299        $223,568        ($48,175)    $21,756,386

Employer's Contributions                        51,911          71,376          (9,238)      5,205,873

Investment income-  net                         31,051          54,876           -           6,403,872

Net appreciation (depreciation)
in fair value of investments                     8,005          40,470           -           7,676,752

Participants' withdrawals                      (65,459)        (44,309)          -         (10,024,844)

Interfund transfers                             47,241         120,215          10,408               0
                                        --------------- --------------- --------------- ---------------
Increase (decrease) in net assets              293,048         466,196         (47,005)     31,018,039

NET ASSETS AVAILABLE
  FOR BENEFITS:

Beginning of year                              213,980         295,954          70,371      88,900,765
                                        --------------- --------------- --------------- ---------------

End of year                                   $507,028        $762,150         $23,366    $119,918,804
                                        --------------- --------------- --------------- ---------------
                                        --------------- --------------- --------------- ---------------



                                                                           YEAR ENDED DECEMBER 31, 1992

                                                                           Non-Participant Directed Funds
                                     Participant   --------------------------------------------------------------------------------
                                      Directed         Stable       International        New           Growth            New
                                        Funds           Value           Stock           Asia            Stock            Era
ADDITIONS TO (DEDUCTIONS FROM)
 NET ASSETS ATTRIBUTED TO:

Participants' contributions            $7,411,973      $4,090,307        $761,061        $186,456      $1,123,142         $21,072

Employer's contributions                  399,503         801,992         224,465          54,322         809,100          42,548

Investment income-  net                   298,693       2,178,546         105,735          15,669         725,520           5,652

Net appreciation (depreciation)
in fair value of investments           (1,243,534)            -          (210,243)          3,021         (49,116)         (3,891)

Participants' withdrawals              (1,144,312)     (3,976,516)       (349,051)        (20,584)       (926,618)           (969)

Interfund Transfers                       283,987       2,179,272        (160,609)        153,828        (143,464)        (12,945)
                                   --------------- --------------- --------------- --------------- --------------- ---------------

Increase in net assets                  6,006,310       5,273,601         371,358         392,712       1,538,564          51,467

NET ASSETS AVAILABLE
  FOR BENEFITS:

Beginning of year                       7,899,724      28,381,626       2,674,249          63,251      10,415,484          33,219
                                   --------------- --------------- --------------- --------------- --------------- ---------------

End of year                           $13,906,034     $33,655,227      $3,045,607        $455,963     $11,954,048         $84,686
                                   --------------- --------------- --------------- --------------- --------------- ---------------
                                   --------------- --------------- --------------- --------------- --------------- ---------------


                                   -----------------------------------------------------------------------------------------------
                                         New             New            Prime         Small-Cap        Equity       Global Gov't
                                      Horizons         Income          Reserve          Value           Index           Bond
ADDITIONS TO (DEDUCTIONS FROM)
 NET ASSETS ATTRIBUTED TO:

Participants' contributions              $621,906         $17,212        $290,637         $87,494         $82,938         $16,004

Employer's contributions                  312,764          64,366          50,037          80,684         134,853          12,447

Investment income-  net                   319,741           7,298         111,034           8,367           5,858           1,476

Net appreciation (depreciation)
in fair value of investments              (23,293)         (2,804)           -             38,422          12,901            (623)

Participants' withdrawals                (235,117)         (6,742)       (296,282)         (3,274)        (12,906)           (272)

Interfund Transfers                      (127,298)        (21,324)       (152,730)        172,528           2,255          12,018
                                   --------------- --------------- --------------- --------------- --------------- ---------------

Increase in net assets                    868,703          58,006           2,696         384,221         225,899          41,050

NET ASSETS AVAILABLE
  FOR BENEFITS:

Beginning of year                       2,310,120         105,649       3,280,581          51,271          79,698           2,124
                                   --------------- --------------- --------------- --------------- --------------- ---------------

End of year                            $3,178,823        $163,655      $3,283,277        $435,492        $305,597         $43,174
                                   --------------- --------------- --------------- --------------- --------------- ---------------
                                   --------------- --------------- --------------- --------------- --------------- ---------------


                                   ------------------------------------------------
                                         U.S.          Growth &           S/T
                                       Treasury         Income           Bond
ADDITIONS TO (DEDUCTIONS FROM)
 NET ASSETS ATTRIBUTED TO:

Participants' contributions               $230,577        $101,844         $40,736

Employer's contributions                   218,607         186,918          82,181

Investment income-  net                     10,171          18,929           6,239

Net appreciation (depreciation)
in fair value of investments                   -            33,329            (996)

Participants' withdrawals                  (29,148)        (10,876)         (1,345)

Interfund Transfers                         47,614         133,378          35,317
                                    --------------- --------------- ---------------

Increase in net assets                     477,821         463,522         162,132

NET ASSETS AVAILABLE
  FOR BENEFITS:

Beginning of year                          100,293          66,023           7,951
                                    --------------- --------------- ---------------

End of year                               $578,114        $529,545        $170,083
                                    --------------- --------------- ---------------
                                    --------------- --------------- ---------------



                                   --------------- -------------------------------------------------------------------------------
                                    Govt. Invest.       High             New          Science &      US Treasury     US Treasury
                                      Contract          Yield          America       Technology     Intermediate      Long-Term
ADDITIONS TO (DEDUCTIONS FROM)
 NET ASSETS ATTRIBUTED TO:

Participants' contributions                -              $79,088        $271,828        $477,829        $121,019        $115,238

Employer's contributions                   -               72,704         200,329         205,875          80,380          45,668

Investment income-  net                    -               12,766           6,062          71,107          15,141          10,450

Net appreciation (depreciation)
in fair value of investments               -                1,227          59,428          89,466            (867)         (2,809)

Participants' withdrawals                  -               (6,561)        (25,710)        (34,242)         (4,390)         (5,309)

Interfund Transfers                    (3,879,846)         21,660         136,279         247,907          93,707           3,912
                                   --------------- --------------- --------------- --------------- --------------- ---------------

Increase in net assets                 (3,879,846)        180,884         648,216       1,057,942         304,990         167,150

NET ASSETS AVAILABLE
  FOR BENEFITS:

Beginning of year                       3,879,846          25,176         229,632         167,258          41,713          26,297
                                   --------------- --------------- --------------- --------------- --------------- ---------------

End of year                                    $0        $206,060        $877,848      $1,225,200        $346,703        $193,447
                                   --------------- --------------- --------------- --------------- --------------- ---------------
                                   --------------- --------------- --------------- --------------- --------------- ---------------


                                   ------------------------------------------------------------------------------------------------
                                        Ginnie          Equity          Capital      International     European        Spectrum
                                          Mae           Income       Appreciation        Bond            Stock          Income
ADDITIONS TO (DEDUCTIONS FROM)
 NET ASSETS ATTRIBUTED TO:

Participants' contributions                $73,799      $1,735,359        $134,596        $109,505        $131,602         $97,488

Employer's contributions                    98,032         156,296          53,321          26,477           9,080          28,771

Investment income-  net                     22,729         753,378          18,580          18,137           3,944          11,191

Net appreciation (depreciation)
in fair value of investments                (1,925)        686,842             858         (16,613)        (18,856)           (486)

Participants' withdrawals                   (1,888)     (1,080,241)         (6,907)        (21,726)         (2,621)           (348)

Interfund Transfers                         75,257         557,552          67,214         124,140          67,028          50,364
                                    --------------- --------------- --------------- --------------- --------------- ---------------

Increase in net assets                     266,004       2,809,186         267,662         239,920         190,177         186,980

NET ASSETS AVAILABLE
  FOR BENEFITS:

Beginning of year                          166,133       9,563,848          80,447          64,127          34,373          27,000
                                    --------------- --------------- --------------- --------------- --------------- ---------------

End of year                               $432,137     $12,373,034        $348,109        $304,047        $224,550        $213,980
                                    --------------- --------------- --------------- --------------- --------------- ---------------
                                    --------------- --------------- --------------- --------------- --------------- ---------------


                                      ------------------------------------------------
                                          Spectrum
                                           Growth           Other           Total
ADDITIONS TO (DEDUCTIONS FROM)
 NET ASSETS ATTRIBUTED TO:

Participants' contributions                  $136,434         $47,416     $18,614,560

Employer's contributions                       42,409          13,608       4,507,737

Investment income-  net                        19,657             -         4,782,070

Net appreciation (depreciation)
in fair value of investments                     (701)            -          (651,263)

Participants' withdrawals                      (5,631)            -        (8,209,586)

Interfund Transfers                            37,423          (4,424)              0
                                       --------------- --------------- ---------------

Increase in net assets                        229,591          56,600      19,043,518

NET ASSETS AVAILABLE
  FOR BENEFITS:

Beginning of year                              66,363          13,771      69,857,247
                                       --------------- --------------- ---------------

End of year                                  $295,954         $70,371     $88,900,765
                                       --------------- --------------- ---------------
                                       --------------- --------------- ---------------


4. WITHDRAWALS PAYABLE

   As of December 31, 1993 and 1992, net assets available for benefits included benefits of $771,843 and $305,676, respectively, due to participants who have withdrawn from participation in the Plan.

5. TAX STATUS

   The Internal Revenue Service has determined and informed the Company by letter dated March 29, 1988, that the Plan is qualified under Section 401(a) of the Internal Revenue Code and, accordingly, income of the Plan is exempt from Federal income taxes under provisions of section 501(a) of the Code. The Plan Administrator and its qualified tax counsel do not anticipate that changes in the Plan after the date of the amendments covered by the Internal Revenue Service determination letter will affect the qualified status of the Plan.

6. PLAN TERMINATION

   Although the Company has not expressed any intent to do so, the Company retains the right under the Plan to discontinue contributions to or terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts.

7. RELATED PARTY TRANSACTIONS

   The Company incurred approximately $110,523 and $109,068 of general and administrative expenses of the Plan for 1993 and 1992, respectively.

8. UNALLOCATED ASSETS

   At December 31, 1993 and 1992, contributions receivable of $10,510 and $70,229 respectively, were not allocated to participant accounts.

9. PARTICIPANT NOTES RECEIVABLE

   Beginning January 1, 1993, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lessor of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Notes Fund. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate of one percent above prime at the time of the loan. The interest rate is 7 percent for participants' notes outstanding at December 31, 1993. Principal and interest are paid ratably through bi-weekly payroll deductions.

                                                                     SCHEDULE 1


                     MORRISON KNUDSEN CORPORATION SAVINGS PLAN
            ITEM 27 (a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                 DECEMBER 31, 1993



Identity of                         Description of
 Borrower                             Investment                       Cost        Current Value

- - -----------                         --------------                 ------------    -------------
 Common Stock
- - -------------

Morrison Knudsen Corporation(1)     Unrestricted Stock             $  3,137,677    $  3,392,496
Morrison Knudsen Corporation(2)     Restricted Stock                 18,859,918      20,418,760
                                                                   ------------   -------------
                                                                   $ 21,997,595    $ 23,811,256
                                                                   ------------    ------------
                                                                   ------------    ------------
MUTUAL FUNDS
T. Rowe Price                       Stable Value Fund              $ 31,734,434    $ 31,734,434
T. Rowe Price                       International Stock Fund          4,245,187       5,178,697
T. Rowe Price                       New Asia Fund                     1,887,762       2,574,435
T. Rowe Price                       Growth Stock Fund                12,120,156      14,107,936
T. Rowe Price                       New Era Fund                        170,542         172,196
T. Rowe Price                       New Horizons Fund                 4,566,071       5,023,236
T. Rowe Price                       New Income Fund                     313,904         316,701
T. Rowe Price                       Prime Reserve Fund                2,907,801       2,907,801
T. Rowe Price                       Small-Cap Value Fund              1,257,683       1,423,535
T. Rowe Price                       Equity Index Fund                   550,155         586,649
T. Rowe Price                       Global Government Bond Fund          76,814          75,900
T. Rowe Price                       U.S. Treasury Money Fund          1,373,801       1,373,802
T. Rowe Price                       Growth and Income Fund            1,614,415       1,673,131
T. Rowe Price                       Short-Term Bond Fund                263,674         262,586
T. Rowe Price                       High Yield Fund                     574,790         608,080
T. Rowe Price                       New America Growth Fund           1,862,154       2,101,296
T. Rowe Price                       Science & Technology Fund         4,069,955       4,267,732
T. Rowe Price                       U.S. Treasury Inter. Fund           552,590         555,736
T. Rowe Price                       U.S. Treasury Long-Term Fund        409,090         407,752
T. Rowe Price                       GNMA Fund                           543,271         538,291
T. Rowe Price                       Equity Income Fund               12,753,518      14,469,607
T. Rowe Price                       Capital Appreciation Fund           780,855         820,186
T. Rowe Price                       International Bond Fund             401,105         405,213
T. Rowe Price                       European Stock Fund                 428,372         488,766
T. Rowe Price                       Spectrum Income Fund                502,679         507,028
T. Rowe Price                       Spectrum Growth Fund                730,515         762,150
                                                                   ------------    ------------
                                                                   $ 86,691,293    $ 93,342,876
                                                                   ------------    ------------
                                                                   ------------    ------------
Participant Notes Receivable        Promissory Notes               $  2,741,306    $  2,741,306
                                                                   ------------    ------------
                                                                   ------------    ------------



    (1) There were 135,025 shares of Morrison Knudsen Corporation stock held at December 31, 1993.
    (2) There were 812,687 shares of Morrison Knudsen Corporation stock held at December 31, 1993.


                                                                      SCHEDULE 2

                     MORRISON KNUDSEN CORPORATION SAVINGS PLAN
                  ITEM 27 (d) - SCHEDULE OF REPORTABLE TRANSACTIONS

              SERIES OF SECURITY TRANSACTIONS IN EXCESS OF FIVE PERCENT
                     OF PLAN ASSETS AT THE BEGINNING OF THE YEAR

                            YEAR ENDED DECEMBER 31, 1993



Identity of            Description of       Purchase        Selling         Cost of      Net Gain
Party Involved            Asset             Price           Price           Asset        or (Loss)
- - --------------------------------------------------------------------------------------------------
Morrison Knudsen
Corporation:
Restricted Stock       Stock                $ 8,193,906                     $ 8,193,906         -

T. Rowe Price:
Stable Value Fund      Pooled Investment    $ 7,093,217                     $ 7,093,217         -

T. Rowe Price:
Stable Value Fund      Pooled Investment                    $ 9,014,011     $ 9,014,011         -

